Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis that follow contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts. We remind shareholders and investors that forward-looking statements are merely predictions and are therefore inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The condensed interim consolidated financial statements as of, and for the nine-month period ended, September 30, 2018, which are attached to the Report of Foreign Private Issuer on Form 6-K to which this Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as an exhibit, have been prepared in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. All references herein to “dollars” or “$” are to U.S. dollars and all references herein to “NIS” are to New Israeli Shekels. The foregoing interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2017, or our 2017 Form 20-F, which we filed with the Securities and Exchange Commission, or SEC, on May 15, 2018. Our results of operations for the nine months ended September 30, 2018 are not necessarily indicative of our results of operations for the full 2018 fiscal year.

Unless otherwise mentioned or unless the context requires otherwise, all references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to the “Company,” “our company,” “us,” “we,” “our” and the “Formula Group” are to Formula Systems (1985) Ltd., an Israeli company, and its consolidated subsidiaries and affiliates, and references to “Formula” refer to Formula Systems (1985) Ltd. alone. Our operations are currently conducted through our subsidiaries— Matrix IT Ltd., or Matrix, Sapiens International Corporation N.V., or Sapiens, Magic Software Enterprises Ltd., or Magic Software, Michpal Micro Computers (1983) Ltd., or Michpal, and InSync Staffing Solutions, Inc., or InSync— and our affiliated company TSG Advanced IT Systems, Ltd., or TSG, in which we hold a 50% equity interest.

Overview

We are a global software solutions and IT professional services holdings company that is principally engaged through our directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. We deliver our solutions in over 50 countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

Since our inception, we have acquired effective controlling interests, and have invested, in companies that are engaged in the IT solutions and services business.

Other than in our joint control of TSG, in which each of our company and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees— Matrix, Sapiens, Magic Software, Michpal and InSync— despite our lack of absolute majority voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees and in accordance with IFRS, we have consolidated their financial results with ours throughout the periods covered by the accompanying interim consolidated financial statements.

Except for providing our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value and direct their overall strategy through our active involvement, we do not conduct independent operations at our parent company level. Our operating results are, and have been, directly influenced by the business operations of our subsidiaries and affiliated company.

We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions and related services. All of our investees recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. For ease of reference, we have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues (although each type of revenue is nevertheless recorded according to actual revenue type, rather than based on strict, subsidiary-demarcated categories).

Our functional and reporting currency

The currency of the primary economic environment in which our operations and certain of our subsidiaries’ operations are conducted is the dollar. Thus, our functional currency and that of certain of our subsidiaries is the dollar. Formula has elected to use the dollar as its reporting currency for all periods presented in the accompanying interim consolidated financial statements.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in the foreign operation and, accordingly, the exchange rate differences from these loans (net of the tax effect) are recorded in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation that had been recognized in other comprehensive income is transferred to profit or loss. Upon the partial disposal of a foreign operation that results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at period-end exchange rates and statement of income items are translated at average exchange rates prevailing during the period. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our financial statements requires us, in certain circumstances, to make estimations, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities within the reporting period. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Please see our 2017 Form 20-F for a discussion of our critical accounting policies and estimates. Except for the adoption of new standards effective as of January 1, 2018, which are described in Note 3 to the accompanying interim consolidated financial statements, there have been no changes in our critical accounting policies as compared to what we previously disclosed in the 2017 Form 20-F.

As described in Note 3 to our accompanying interim consolidated financial statements, we adopted IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” for the first time effective as of January 1, 2018, which required certain changes to our previous financial statements. Several other IFRS amendments and interpretations apply to our company for the first time in 2018 but do not have an impact on our interim condensed consolidated financial statements.

Operating Results

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

Revenues. Revenues in the nine-month period ended September 30, 2018 increased by 11.2%, to $1,099.3 million, from $988.6 million in the nine months ended September 30, 2017. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 12.1%, from $737.9 million in the nine-month period ended September 30, 2017 to $826.9 million in the nine-month period ended September 30, 2018; and, revenues from the sale of our proprietary software products and related services increased by 8.7%, from $250.7 million in the nine-month period ended September 30, 2017 to $272.4 million in the nine month-ended period September 30, 2018.

Software services revenues

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix and Magic Software— and was primarily due to growth in their revenues as described below:

Matrix:

Matrix’s revenues increased from NIS 2,083 million (approximately $574 million) in the nine-month period ended September 30, 2017 to NIS 2,297.3 million (approximately $646.1 million) in the nine-month period ended September 30, 2018, reflecting an increase of 9.9% when measured in NIS, Matrix’s local currency (compared to 12.2% when measured in U.S dollars due to the devaluation of the U.S Dollar versus the NIS). The increase in Matrix’s revenues was due to an increase in all of Matrix’s principal areas of operations and due to the inclusion for the first time of the results of operations of mainly Alius Corp (consolidated as of January 18, 2018), Pleasant Valley Business Solutions, LLC (consolidated as of March 13, 2018) and of Integrity Ltd (consolidated as of July 25, 2018). The increase was primarily attributable to: an increase of 9.0% in Matrix’s software solutions and services in its Israeli business line from NIS 1,293.1 million (approximately $356.2 million) in the nine-month period ended September 30, 2017 to NIS 1,409.4 million (approximately $395.9 million) in the nine-month period ended September 30, 2018; an increase of 6.3% in Matrix’s computer infrastructure and integration solutions from NIS 349.0 million (approximately $96.2 million) in the nine-month period ended September 30, 2017 to NIS 370.8 million (approximately $104.2 million) in the nine-month period ended September 30, 2018; and an increase of 17.8% in Matrix’s software solutions and services in the United States from NIS 245.3 million (approximately $67.6 million) in the nine-month period ended September 30, 2017 to NIS 298.3 million (approximately $83.8 million) in the nine-month period ended September 30, 2018.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 13.5% from $141.6 million to $160.7 million, primarily attributable to increased demand for the professional services offerings in Israel and in the U.S by all of our businesses.

InSync:

InSync’s revenues remained stable at a level of $22.3 million in the nine-month periods ended September 30, 2017 and 2018.

Proprietary software products and related services revenues

The increase in revenues from proprietary software products and related services was attributable to the following results involving Sapiens, Magic Software and Michpal:

Sapiens:

Sapiens’ revenues increased from $197.6 million in the nine-month period ended September 30, 2017 to $216.4 million in the nine-month period ended September 30, 2018, reflecting an increase of 9.5%. The net increase in revenues of approximately $18.8 million for the nine-month period ended September 30, 2018 was attributable to: (i) additional revenues from entities acquired by Sapiens in 2018 or 2017, which contributed $29.4 million towards the increase, primarily from: Adaptik, which was acquired by Sapiens in February 2018, and StoneRiver, which was acquired in February 2017; and (ii) organic growth in Sapiens’ revenues (excluding the impact of the specific factors described in the following sentence, which negatively impacted, and caused an overall decrease in our revenues from existing customers), which contributed approximately $7.2 million towards the revenue growth in the nine-month period ended September 30, 2018 compared to the corresponding period in 2017. Sapiens’ increased revenues in the nine months ended September 30, 2018 were offset, in part, by (i) a decreases in Sapiens’ revenues in an amount of $4.7 million attributable to the downsizing of Sapiens’ non-insurance and financial services activities in Japan, and (ii) a decrease in Sapiens’ revenues in an amount of $13.5 million due to the cancelation and downsizing of the scope of development projects with three customers, in the US, South Africa and Poland, respectively.

In October 2017, Sapiens signed an agreement with a 10% shareholder of Sapiens Japan Co., its 90%-owned Japanese subsidiary, under which such shareholder’s independent company will separately provide all professional services requested by Sapiens’ customers in Japan. As a result of this arrangement, Sapiens’ revenues from non-insurance and financial professional services in Japan have begun to, and are expected to continue to, decrease significantly. In connection with this arrangement, Sapiens terminated all employment agreements of its Japanese subsidiary’s employees (most of whom were then hired by the shareholder’s new company). Despite the new arrangement, Sapiens will continue to provide maintenance services only to existing Japanese customers who had purchased licenses for its eMerge product.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by 3.2% from $48.8 million in the nine- month period ended September 30, 2017 to $50.4 million in the nine-month period ended September 30, 2018. The increase in Magic Software’s revenues was attributable to increased demand for the Magic xpi Integration Platform and Magic xpa development platform, which grew by $3.8 million compared to the nine-month period ended September 30, 2017. The increase was offset in part by a decrease of $1.9 million in Magic Software’s revenues from its vertical packaged software solution Leap™ following the cancelation of a development project with a customer in Africa.

Michpal:

Michpal’s revenues increased by 30% from $4.4 million in the nine-month period ended September 30, 2017 to $5.6 million in the nine-month period ended September 30, 2018. The increase in Michpal’s revenues was primarily attributable to the launch of its new product and new service line – "Michpal Pension" and "Michpal PensionPlus”.

A breakdown of our overall revenues into proprietary software products and related services and software services revenues for the nine months ended September 30, 2017 and 2018, the percentage those respective categories of revenues constituted out of our total revenues in those periods, and the percentage change for each such category of revenues from one such period to the other, are provided in the below table:

			Period-over
	Nine months ended September 30, 2017		period	Nine months ended September 30, 2018
	Revenues	Percentage	change	Revenues	Percentage
Revenue category	($ in thousands)

Proprietary software	250,704	25.4%	8.7%	272,400	24.8%
products and related services
Software services	737,896	74.6%	12.1%	826,888	75.2%

Total	988,600	100%	11.2%	1,099,288	100%

Cost of Revenues. Cost of revenues consists primarily of wages, personnel expenses, other personnel-related expenses of software consultants, subcontractors and engineers, royalties and licenses payable to third parties, amortization of capitalized software, and hardware and other materials costs. Cost of revenues increased by 10.7% from $772.6 million in the nine-month period ended September 30, 2017 to $854.9 million in the nine-month period ended September 30, 2018. As a percentage of total revenues, cost of revenues constituted 78.2% and 77.8% in the nine-month periods ended September 30, 2017 and 2018, respectively.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $149.1 million in the nine-month period ended September 30, 2017 to $ 154.6 million in the nine-month period ended September 30, 2018. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services decreased to 56.8% in the nine-month period ended September 30, 2018 from 59.5% in the nine-month period ended September 30, 2017.

The cost of revenues for software services increased from $623.5 million in the nine-month period ended September 30, 2017 to $700.2 million in the nine-month period ended September 30, 2018. As a percentage of software services revenues, cost of revenues for software services remained relatively stable in the nine-month periods ended September 30, 2017 and 2018, at 84.7% in the nine-month period ended September 30, 2018 compared to 84.5% in the nine-month period ended September 30, 2017.

The increase in our absolute cost of revenues was attributable, in the aggregate, to the following changes involving Matrix, Sapiens, Magic Software and Michpal:

Matrix:

Matrix’s cost of revenues increased by 12.4% from $492.5 million in the nine months ended September 30, 2017 to $553.5 million in the nine months ended September 30, 2018. The increase in percentage and in absolute cost of revenues was related to the increase in Matrix’s revenues during the nine-month period ended September 30, 2018 relative to the nine-month period ended September 30, 2017. The level of Matrix’s cost of revenues as a percentage of its revenues remained relatively stable at 86.0% in the nine-month period ended September 30, 2018, compared to 85.8% in the nine-month period ended September 30, 2018.

Sapiens:

Sapiens’ cost of revenues increased by 4.1% from $129.3 million in the nine-month period ended September 30, 2017 to $134.6 million in the nine-month period ended September 30, 2018. Cost of revenues decreased, however, as a percentage of revenues during the nine-month period ended September 30, 2018, to 62.2%, as compared to 65.4% during the nine-month period ended September 30, 2017. The increase in absolute cost of revenues of $5.3 million is in line with the increase in revenues for the period. The decrease in cost of revenues as a percentage of revenues was primarily attributable to (i) the completion of two cost-reduction programs that Sapiens implemented in 2017, (ii) the completion of the integration of StoneRiver, which Sapiens acquired in February 2017, which resulted in doubling StoneRiver’s profitability and (iii) the increase in Sapiens’ offshore activities for both Delivery and R&D, which positively impacted its overall profitability in 2018 compared to 2017.

Magic Software:

Magic Software’s cost of revenues increased by 11.7% from $130.0 million in the nine-month period ended September 30, 2017 to $145.2 million in the nine-month period ended September 30, 2018. Magic Software’s cost of revenues remained relatively stable at 68.8% in the nine-month period ended September 30, 2018, compared to 68.3% in the nine-month period ended September 30, 2017.

Michpal:

Michpal’s cost of revenues increased by 58.8% from $1.2 million in the nine-month period ended September 30, 2017 to $1.8 million in the nine-month period ended September 30, 2018. The increase in cost of revenues was primarily attributable to: (i) an increase in payroll and employee-related expenses resulting from an increase in Michpal’s headcount of support and professional services employees, and (ii) an increase in amortization of capitalized software development costs, both of which related to the launch of its new product and new service line – "Michpal Pension" and "Michpal PensionPlus”.

Cost of revenues for the nine months ended September 30, 2018 and 2017 include insignificant amounts of stock-based compensation.

Research and Development Costs, net. Research and development, or R&D, expenses consist primarily of wages and related expenses and, to a lesser degree, consulting fees that we pay to employees and independent contractors, respectively, engaged in research and development.  Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.

Research and development expenses, gross, increased from $36.7 million in the nine-month period ended September 30, 2017 to $37.8 million in the nine-month period ended September 30, 2018. In the nine-month period ended September 30, 2018, we capitalized software costs of $6.5 million, compared to $7.3 million in the nine months ended September 30, 2017. Capitalization of software costs in the nine-month periods ended September 30, 2018 and 2017 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, Sapiens and certain of its subsidiaries, and Michpal). Research and development expenses, net, increased from $29.5 million in the nine-month period ended September 30, 2017 to $ 31.3 million in the nine-month period ended September 30, 2018.

As a percentage of revenues, research and development expenses, net, remained relatively stable at 3.0% in the nine-month period ended September 30, 2017 and 2.9% in the nine-month period ended September 30, 2018. Research and development expenses for the nine-month periods ended September 30, 2018 and 2017 included insignificant amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of salaries, severance and related expenses of sales, marketing, management and administrative employees, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $133.5 million in the nine-month period ended September 30, 2017 to $136.0 million in the nine-month period ended September 30, 2018. As a percentage of revenues, SMG&A decreased to 12.4% in the nine-month period ended September 30, 2018 compared to 13.5% in the nine-month period ended September 30, 2017.

The slight increase in the cost of SMG&A was attributable, in the aggregate, to the following changes involving Matrix, Sapiens, Magic Software and Michpal:

Matrix:

Matrix’s SMG&A expenses increased to $49.4 million for the nine-month period ended September 30, 2018 compared to $44.4 million for the nine-month period ended September 30, 2017. As a percentage of revenues, SMG&A remained stable at 7.6% in the nine-month period ended September 30, 2018 compared to 7.7% in the nine-month period ended September 30, 2017. Matrix’s SMG&A in 2018 included costs amounting to $1.2 million related to the valuation of contingent liabilities in acquired subsidiaries.

Sapiens:

Sapiens’ SMG&A expenses decreased to $41.9 million for the nine-month period ended September 30, 2018 compared to $46.5 million for the nine-month period ended September 30, 2017, representing a decrease of $4.6 million, or 9.9%. This decrease was mainly attributable to a reduction in SMG&A expenses associated with Sapiens’ cost reduction and reorganization program, which primarily relates to costs of employee terminations and reduction in leasing facilities globally, including the downsizing of Sapiens’ non-insurance and financial services activities in Japan in the nine months ended September 30, 2018. Accordingly, Sapiens’ SMG&A as a percentage of revenues decreased from 23.5% in the nine-month period ended September 30, 2017 to 19.4% in the nine-month period ended September 30, 2018.

Magic Software:

Magic Software’s SMG&A expenses increased to $39.1 million for the nine-month period ended September 30, 2018 compared to $36.8 million for the nine-month period ended September 30, 2017, representing an increase of $2.3 million, or 6.1%. This increase was mainly attributable to: (i) an increase in Magic Software’s sales commission expenses, which is consistent with the increase in Magic’s revenues, and (ii) an increase in headcount of sales and marketing employees.

Selling, marketing general and administrative expenses for each of the nine-month periods ended September 30, 2017 and 2018 included $3.0 million of stock-based compensation expenses.

Operating Income. Our operating income increased from $53.0 million in the nine-month period ended September 30, 2017 to $77.1 million in the nine-month period ended September 30, 2018. As a percentage of revenues, our operating income increased from 5.4% in the nine-month period ended September 30, 2017 to 7.0% in the nine-month period ended September 30, 2018. The increase in our operating income during the nine-month period ended September 30, 2018 relative to the nine-month period ended September 30, 2017 as an absolute amount was attributable to the various revenues, cost of revenues and operating expenses trends described above.

Financial expenses, net of financial income. Financial expenses, net of financial income decreased from $17.0 million in the nine-month period ended September 30, 2017 to $7.4 million in the nine-month period ended September 30, 2018. Financial expenses decreased from $17.3 million in the nine-month period ended September 30, 2017 to $9.1 million in the nine-month period ended September 30, 2018. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in liabilities related to business combinations: changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI. The decrease in net financial expenses in the nine months ended September 30, 2018 was primarily attributable to: (i) a decrease in financial expenses from $5.5 million recorded during the nine-month period ended September 30, 2017 compared to financial income of $2.2 million recorded during the nine-month period ended September 30, 2018 with respect to the revaluation of Formula’s Series A Secured Debentures, which are linked to the NIS, due to the devaluation of the NIS relative to the USD; (ii) a decrease in Magic Software’s financial expenses related to exchange rate differences by an amount of $1.2 million; and (iii) a decrease in Matrix’s financial expenses from $5.4 million recorded during the nine-month period ended September 30, 2017 to $3.6 million recorded during the nine-month period ended September 30, 2018, mainly attributable to the decrease in Matrix’s effective interest rate applied over its short- and long-term bank loans and credit.

Group’s share of profits of companies accounted for at equity, net. Our share of profits of companies accounted for at equity, net, decreased from $0.5 million of profits in the nine-month period ended September 30, 2017 to $66 thousand of loss in the nine-month period ended September 30, 2018. Our share of profits of companies accounted for at equity in the nine months ended September 30, 2017 and 2018 was attributable to TSG.

Taxes on Income. Taxes on income increased from $11.8 million in the nine-month period ended September 30, 2017 to $16.0 million in the nine-month period ended September 30, 2018. The increase in our expense from taxes on income was mainly attributable to Sapiens’ increase in tax expense from tax income of $1.6 million recorded during the nine-month period ended September 30, 2017 to a tax expense of $2.0 million recorded during the nine-month period ended September 30, 2018. Sapiens’ shift to a larger tax expense in the nine- month period ended September 30, 2018 compared to the corresponding period of 2017 was mainly attributable to the one-time effect of $5.0 million of tax benefit recorded in 2017 resulting from the remeasurement of Sapiens’ deferred tax liability in respect of its US subsidiaries due to a decrease in the federal corporate income tax rate following the enactment of the Tax Cuts and Jobs Act in the United States in December 2017, as well as an increase in deferred tax assets recorded in 2017 in respect of the one-time cost reduction and reorganization program.

Net income attributable to redeemable non-controlling interests. Net income attributable to redeemable non-controlling interests amounted to $4.7 million in the nine-month period ended September 30, 2018, as compared to $2.1 million in the nine-month period ended September 30, 2017. Net income attributable to redeemable non-controlling interests includes the redeemable non-controlling interests held by other shareholders in our consolidated companies, which were not wholly-owned by Formula during each of the periods indicated, as to which we have granted put options to sell part or all of their capital interests in our subsidiaries.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies, which are not wholly-owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $16.8 million in the nine-month period ended September 30, 2017 to $27.4 million in the nine-month period ended September 30, 2018, mainly due to (i) the increase in Sapiens’ net income attributable to its shareholders, from $2.9 million of loss during the nine-month period ended September 30, 2017 to $9.3 million of net income during the nine-month period ended September 30, 2018, and (ii) an increase in Magic Software’s net income attributable to its shareholders, from $11.6 million during the nine-month period ended September 30, 2017 to $15.3 million of net income during the nine-month period ended September 30, 2018.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars, our functional currency. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollar, Euros, Japanese yen, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS. As a result, the devaluation of the Euro or those other currencies relative to the dollar reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. Contrary to the trend involving software services, the devaluation of the NIS relative to the dollar decreases the relative value of the NIS-denominated operating costs related to our proprietary software product revenues, and, therefore, increases our profitability and partially compensates for the negative effect that this movement has on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time.

An increase in the rate of inflation in Israel may also have a material adverse effect on our financial results by increasing our operational expenses, as certain of our operating lease and rent agreements are denominated in NIS and are generally linked to the Israeli CPI. Therefore, to the extent that the Israeli CPI rises, so will our operational expenses.

Though, to date, we have not engaged in significant currency hedging transactions, we do periodically engage in certain economic hedging in order to help protect against fluctuations in foreign currency exchange rates. Instruments that we use to manage currency exchange risks may include foreign currency forward contracts. Instruments are used selectively to manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use these instruments for speculative or trading purposes.

Effective Corporate Tax Rates in Israel

Tax regulations have a material impact on our business, particularly in Israel where we have the headquarters of certain of our subsidiaries and affiliate. For a summary of the current tax structure applicable to companies in Israel, in particular with regard to its effect on us, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Effective Corporate Tax Rate in Israel” in the 2017 Form 20-F. The above-referenced summary also describes Israeli government programs from which we, and some of our subsidiaries, benefit.

Liquidity and Capital Resources

Since inception, we have financed our growth and business primarily through cash provided by operations and through public debt and equity offerings, as well as through private and public debt and equity offerings of our subsidiaries. In addition, we finance our business operations through short-term and long-term loans and borrowings available under our credit facilities.

Current Outlook

We had cash and cash equivalents, short-term investments and marketable securities of $260.8 million and $283.7 million at December 31, 2017 and September 30, 2018, respectively. At December 31, 2017 and September 30, 2018, we had indebtedness to banks and others of $206.4 million and $217.5 million, respectively, of which $70.8 million and $128.5 million were current liabilities and $135.6 million and $89.1 million were long-term liabilities as of those respective dates. In addition, as of September 30, 2018, Formula had $44.2 million and $47.9 million of short-term and long-term liabilities, respectively, outstanding under our debentures, including secured debentures and convertible debentures that we sold in a public offering in Israel in September 2015, and secured debentures that we sold in a private placement in January 2018. In addition, we had $10.6 million and $68.5 million of short-term and long-term liabilities, respectively, outstanding under Sapiens’ debentures
(unsecured and non-convertible), that were sold in a public offering and a private placement in Israel in September 2017. Please see “Sources of Financing” below.

As of December 31, 2017, we had $48.6 million of cash and cash equivalents that was held outside of Israel and that would have been subject to income taxes if distributed as a dividend. We do not expect that there was any material change to that amount as of September 30, 2018.

Sources of Financing

Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Financing” in the 2017 Form 20-F for a description of our sources of financing, including: (i) the secured NIS 200 million loan (approximately $57.6 million) that we received from a leading Israeli institutional investor; (ii) our public offering and private placement of debentures in Israel; and (iii) the bank credit facilities and issuances of debt instruments by our subsidiaries and affiliated companies, in accordance with their cash requirements.

Cash Provided by Operating Activities

Net cash provided by our operating activities decreased from $42.7 million in the nine-month period ended September 30, 2017 to $27.0 million in the nine-month period ended September 30, 2018.

Net cash provided by operating activities in the nine-month period ended September 30, 2018 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and the $53.7 million of net income stemming therefrom, as adjusted downwards for non-cash operating activity line items, including changes in operating assets and liabilities. The material downwards adjustments in cash flow reflecting non-cash operating activity line items included adjustments due to (i) an increase in trade receivables in an amount of $39.4 million, (ii) an increase in other current and long-term accounts receivable in an amount of $9.1 million, (iii) an increase in other accounts payable, employees and payroll accrual and other long-term liabilities in an amount of $8.1 million, (iv) changes in deferred taxes, net, in an amount of $4.7 million, (v) changes in value of debentures, net in an amount of $3.3 million and (vi) changes in value of short-term and long-term loans from banks and other and deposits, net in an amount of $2.8 million . Material upwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisting of adjustments due to (a) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations) and property, plants and equipment, in an aggregate amount of $36.0 million, (b) stock-based compensation expenses, in an amount of $3.3 million, and (c) a change in liability in respect of business combinations, in an aggregate amount of $2.7 million.

Net cash provided by operating activities in the nine-month period ended September 30, 2018 was primarily comprised of $15.8 million provided by Sapiens, $20.3 million provided by Magic Software and $2.8 million provided by Insync, offset by $3.8 million used by Matrix and $8.0 million used by Formula.

Cash Provided by Financing Activities

Cash provided by financing activities amounted to $51.8 million and $38.6 million in the nine-month periods ended September 30, 2018 and 2017, respectively. The cash provided by financing activities in the nine-month period ended September 30, 2018 mainly reflected the cumulative effect of the following financing-related transactions that occurred over the course of that period: (i) receipt of a short-term bank credit, net in an amount of $52.4 million, (ii) offering and sale of debentures in an aggregate amount of $45.4 million, and (iii) the offering, issuance and sale of an aggregate of $25.4 million of ordinary shares of Magic Software, as offset, in part, by (a) repayment of long-term loans from banks and others in an amount of $32.1 million, (b) distribution of a dividend in an amount of $24.5 million to the non-controlling interests and redeemable non-controlling interests in our subsidiaries, (c) repayment of debentures in an amount of $9.4 million, and (d) distribution of a dividend to Formula’s shareholders in an amount of $5.0 million.

Cash Used in Investing Activities

Net cash used in our investing activities was $49.6 million in the nine-month period ended September 30, 2018 compared to $98.6 million in the nine-month period ended September 30, 2017.

Net cash used in investing activities in the nine-month period ended September 30, 2018 was attributable to (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $28.5 million, (ii) purchase of property and equipment in an amount of $9.1 million, (iii) payments to former shareholders of consolidated companies in an aggregate amount of $7.3 million, and (iv) capitalization of software development and other costs in an aggregate amount of $6.5 million, offset, in part, by proceeds from the maturity and sale, net of investment, of debt instruments (at fair value through other comprehensive income), in an amount of $2.0 million.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.